Exhibit 99.1

Bilibili Inc. Announces Second Quarter 2024 Financial Results

SHANGHAI, China, August 22, 2024 — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Second Quarter 2024 Highlights:

•	Total net revenues were RMB6.13 billion (US$843.1 million), representing an increase of 16% year over year.

•	Advertising revenues were RMB2.04 billion (US$280.4 million), representing an increase of 30% year over year.

•	Mobile games revenues were RMB1.01 billion (US$138.6 million), representing an increase of 13% year over year.

•	Gross profit was RMB1.83 billion (US$252.3 million), representing an increase of 49% year over year. Gross profit margin reached 29.9%, improving from 23.1% in the same period last year.

•	Net loss was RMB608.1 million (US$83.7 million), narrowing by 61% year over year.

•	Adjusted net loss[1] was RMB271.0 million (US$37.3 million), narrowing by 72% year over year.

•	Operating cash flow was RMB1.75 billion (US$240.9 million) in the second quarter of 2024, compared with negative RMB21.2 million for the same period last year.

•	Average daily active users (DAUs) were 102.3 million, representing an increase of 6% year over year.

“Our second quarter results highlight how we are accelerating our financial performance while cultivating a vibrant community,” said Mr. Rui Chen, chairman and chief executive officer of Bilibili. “This quarter, our DAUs increased by 6% year over year to over 102 million and MAUs grew to 336 million. Daily average time spent per user also grew to 99 minutes in the second quarter, compared with 94 minutes same period last year. As we further develop our community and integrate commercial offerings, we have increasingly enhanced our monetization efficiency. Our advertising revenues maintained strong momentum in the second quarter, growing 30% year over year. In June, we successfully launched our first strategy game San Guo: Mou Ding Tian Xia, attracting millions of players and showcasing our operational capabilities beyond ACG. We believe our enhanced commercialization capabilities will further unlock the value of our community, and position us well for profitability and future growth. As we move ahead, we remain dedicated to our founding vision: creating a platform for creators to shine and bringing users content they love.”

Mr. Sam Fan, chief financial officer of Bilibili, said, “We further strengthened our commercialization capabilities in the second quarter, delivering accelerated year-over-year revenue growth, continued margin expansion and remarkable loss reduction. Total net revenues for the second quarter increased by 16% year over year to RMB6.13 billion. Our gross profit improved by 49% year over year, marking the eighth consecutive quarter of gross profit margin expansion, which reached 29.9% compared with 23.1% in the same period last year. As a result, our adjusted operating loss and adjusted net loss narrowed meaningfully by 69% and 72%, respectively, both on a year-over-year basis. Moreover, we generated RMB1.75 billion in operating cash flow in the second quarter, and our deferred revenue balance at the end of June 2024 also increased by RMB738 million compared with the end of March 2024, driven by strong mobile games and advertising performances. The solid progress in our financials has put us on the right track toward profitability and paved the way for sustainable growth in the future. ”

Second Quarter 2024 Financial Results

Total net revenues. Total net revenues were RMB6.13 billion (US$843.1 million) in the second quarter of 2024, representing an increase of 16% from the same period of 2023.

Value-added services (VAS). Revenues from VAS were RMB2.57 billion (US$353.1 million), representing an increase of 11% from the same period of 2023, led by increases in the number of paying users for premium membership, live broadcasting and other value-added services.

Advertising. Revenues from advertising were RMB2.04 billion (US$280.4 million), representing an increase of 30% from the same period of 2023, mainly attributable to the Company’s improved advertising product offerings and enhanced advertising efficiency.

Mobile games. Revenues from mobile games were RMB1.01 billion (US$138.6 million), representing an increase of 13% from the same period of 2023, mainly due to the launch of the Company’s new exclusively licensed games, including San Guo: Mou Ding Tian Xia.

IP derivatives and others. Revenues from IP derivatives and others were RMB516.4 million (US$71.1 million), representing a decrease of 4% from the same period of 2023.

Cost of revenues. Cost of revenues was RMB4.29 billion (US$590.9 million), representing an increase of 5% from the same period of 2023. The increase was mainly due to higher revenue-sharing costs and was partially offset by lower content costs. Revenue-sharing costs, as a key component of cost of revenues, were RMB2.49 billion (US$342.0 million), representing an increase of 11% from the same period of 2023.

Gross profit. Gross profit was RMB1.83 billion (US$252.3 million), representing an increase of 49% from the same period of 2023, mainly attributed to the growth in total net revenues while costs related to platform operations remained relatively stable.

Total operating expenses. Total operating expenses were RMB2.42 billion (US$332.8 million), representing a decrease of 3% from the same period of 2023.

Sales and marketing expenses. Sales and marketing expenses were RMB1.04 billion (US$142.5 million), representing a 13% increase from the same period of 2023. The increase was primarily attributable to increased marketing expenses for new game launches.

General and administrative expenses. General and administrative expenses were RMB488.0 million (US$67.2 million), representing a 10% decrease from the same period of 2023. The decrease was primarily attributable to a decrease in the headcount of general and administrative personnel.

Research and development expenses. Research and development expenses were RMB894.7 million (US$123.1 million), representing a 15% decrease from the same period of 2023. The decrease was mainly attributable to a decrease in the headcount of research and development personnel.

Loss from operations. Loss from operations was RMB585.1 million (US$80.5 million), narrowing by 54% from the same period of 2023.

Adjusted loss from operations1. Adjusted loss from operations was RMB283.9 million (US$39.1 million), narrowing by 69% from the same period of 2023.

Total other (expenses)/income, net. Total other expenses were RMB29.2 million (US$4.0 million), compared with RMB246.6 million in the same period of 2023. The change was primarily attributable to a loss of RMB41.3 million on fair value change in investments in publicly traded companies in the second quarter of 2024, compared with a loss of RMB186.7 million in the same period of 2023.

Income tax (expense)/benefit. Income tax benefit was RMB6.2 million (US$0.8 million), compared with income tax expense of RMB23.9 million in the same period of 2023.

Net loss. Net loss was RMB608.1 million (US$83.7 million), narrowing by 61% from the same period of 2023.

Adjusted net loss1. Adjusted net loss was RMB271.0 million (US$37.3 million), narrowing by 72% from the same period of 2023.

Basic and diluted EPS and adjusted basic and diluted EPS1. Basic and diluted net loss per share were RMB1.46 (US$0.20) each, compared with RMB3.74 each in the same period of 2023. Adjusted basic and diluted net loss per share were RMB0.65 (US$0.09) each, compared with RMB2.33 each in the same period of 2023.

Net cash provided by operating activities. Net cash provided by operating activities was RMB1.75 billion (US$240.9 million), compared with net cash used in operating activities of RMB21.2 million in the same period of 2023.

Cash and cash equivalents, time deposits and short-term investments. As of June 30, 2024, the Company had cash and cash equivalents, time deposits and short-term investments of RMB13.91 billion (US$1.91 billion).

Convertible Senior Notes. As of June 30, 2024, the aggregate outstanding principal amount of April 2026 Notes, 2027 Notes and December 2026 Notes was US$432.5 million (RMB3.08 billion).

1 Adjusted loss from operations, adjusted net loss, and adjusted basic and diluted EPS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 22, 2024 (8:00 PM Beijing/Hong Kong Time on August 22, 2024). Details for the conference call are as follows:

Event Title:   Bilibili Inc. Second Quarter 2024 Earnings Conference Call

Registration Link: https://register.vevent.com/register/BIe979e5cdf4c845e4949ba649f1d33fa5

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Additionally, a live webcast of the conference call will be available on the Company’s investor relations website at http://ir.bilibili.com, and a replay of the webcast will be available following the session.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday lives of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bonds among them. Bilibili pioneered the “bullet chatting” feature, a live comment function that has transformed our users’ viewing experience by displaying the thoughts and feelings of audience members viewing the same video. The Company has now become the welcoming home of diverse interests among young generations in China and the frontier for promoting Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted loss from operations, adjusted net loss, adjusted net loss per share and per ADS, basic and diluted and adjusted net loss attributable to the Bilibili Inc.’s shareholders in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, gain/loss on fair value change in investments in publicly traded companies, and gain/loss on repurchase of convertible senior notes. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP and therefore may not be comparable to similar measures presented by other companies. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 7.2672 to US$1.00, the exchange rate on June 28, 2024 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred to could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: bilibili@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

BILIBILI INC.

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024	June 30, 2023	June 30, 2024
	RMB	RMB	RMB	RMB	RMB
Net revenues:
Value-added services (VAS)	2,301,741	2,528,909	2,565,888	4,457,965	5,094,797
Advertising	1,572,840	1,668,584	2,037,491	2,844,644	3,706,075
Mobile games	890,884	982,810	1,007,367	2,022,503	1,990,177
IP derivatives and others	538,734	484,297	516,398	1,048,698	1,000,695

Total net revenues	5,304,199	5,664,600	6,127,144	10,373,810	11,791,744
Cost of revenues	(4,076,665)	(4,059,240)	(4,293,943)	(8,042,344)	(8,353,183)
Gross profit	1,227,534	1,605,360	1,833,201	2,331,466	3,438,561
Operating expenses:
Sales and marketing expenses	(918,197)	(927,059)	(1,035,596)	(1,798,383)	(1,962,655)
General and administrative expenses	(539,699)	(531,777)	(488,039)	(1,111,394)	(1,019,816)
Research and development expenses	(1,047,321)	(965,120)	(894,701)	(2,074,033)	(1,859,821)

Total operating expenses	(2,505,217)	(2,423,956)	(2,418,336)	(4,983,810)	(4,842,292)

Loss from operations	(1,277,683)	(818,596)	(585,135)	(2,652,344)	(1,403,731)
Other (expenses)/income:
Investment (loss)/income, net (including impairments)	(278,081)	(21,249)	(94,684)	8,321	(115,933)
Interest income	152,026	133,207	100,344	298,300	233,551
Interest expense	(47,976)	(31,574)	(19,809)	(105,682)	(51,383)
Exchange losses	(8,840)	(58,060)	(15,275)	(16,552)	(73,335)
Debt extinguishment (loss)/gain	(54,043)	(20,980)	—	282,442	(20,980)
Others, net	(9,677)	54,183	256	63,328	54,439

Total other (expenses)/income, net	(246,591)	55,527	(29,168)	530,157	26,359

Loss before income tax	(1,524,274)	(763,069)	(614,303)	(2,122,187)	(1,377,372)
Income tax (expense)/benefit	(23,858)	(1,562)	6,154	(55,590)	4,592

Net loss	(1,548,132)	(764,631)	(608,149)	(2,177,777)	(1,372,780)
Net loss/(income) attributable to noncontrolling interests	1,425	16,086	(551)	3,384	15,535

Net loss attributable to the Bilibili Inc.’s shareholders	(1,546,707)	(748,545)	(608,700)	(2,174,393)	(1,357,245)
Net loss per share, basic	(3.74)	(1.80)	(1.46)	(5.28)	(3.26)
Net loss per ADS, basic	(3.74)	(1.80)	(1.46)	(5.28)	(3.26)
Net loss per share, diluted	(3.74)	(1.80)	(1.46)	(5.28)	(3.26)
Net loss per ADS, diluted	(3.74)	(1.80)	(1.46)	(5.28)	(3.26)
Weighted average number of ordinary shares, basic	413,446,005	415,274,340	416,287,273	412,013,005	415,780,807
Weighted average number of ADS, basic	413,446,005	415,274,340	416,287,273	412,013,005	415,780,807
Weighted average number of ordinary shares, diluted	413,446,005	415,274,340	416,287,273	412,013,005	415,780,807
Weighted average number of ADS, diluted	413,446,005	415,274,340	416,287,273	412,013,005	415,780,807

The accompanying notes are an integral part of this press release.

BILIBILI INC.

Notes to Unaudited Financial Information

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024	June 30, 2023	June 30, 2024
	RMB	RMB	RMB	RMB	RMB
Share-based compensation expenses included in:
Cost of revenues	17,440	13,677	18,370	29,902	32,047
Sales and marketing expenses	14,662	12,560	13,361	29,166	25,921
General and administrative expenses	153,597	157,824	139,032	291,213	296,856
Research and development expenses	115,115	80,525	88,716	211,267	169,241

Total	300,814	264,586	259,479	561,548	524,065

BILIBILI INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31, 2023	June 30, 2024
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	7,191,821	3,732,504
Time deposits	5,194,891	5,151,832
Restricted cash	50,000	50,000
Accounts receivable, net	1,573,900	1,605,884
Prepayments and other current assets	2,063,362	1,929,941
Short-term investments	2,653,065	5,027,593

Total current assets	18,727,039	17,497,754

Non-current assets:
Property and equipment, net	714,734	703,578
Production cost, net	2,066,066	1,945,917
Intangible assets, net	3,627,533	3,425,849
Goodwill	2,725,130	2,725,130
Long-term investments, net	4,366,632	4,303,083
Other long-term assets	931,933	717,182

Total non-current assets	14,432,028	13,820,739

Total assets	33,159,067	31,318,493

Liabilities
Current liabilities:
Accounts payable	4,333,730	4,566,128
Salary and welfare payables	1,219,355	1,165,433
Taxes payable	345,250	311,821
Short-term loan and current portion of long-term debt	7,455,753	4,846,173
Deferred revenue	2,954,088	3,725,443
Accrued liabilities and other payables	1,795,519	2,541,153

Total current liabilities	18,103,695	17,156,151
Non-current liabilities:
Long-term debt	646	731
Other long-term liabilities	650,459	579,908

Total non-current liabilities	651,105	580,639

Total liabilities	18,754,800	17,736,790

Total Bilibili Inc.’s shareholders’ equity	14,391,900	13,584,871
Noncontrolling interests	12,367	(3,168)

Total shareholders’ equity	14,404,267	13,581,703

Total liabilities and shareholders’ equity	33,159,067	31,318,493

BILIBILI INC.

Unaudited Selected Condensed Consolidated Cash Flows Data

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024	June 30, 2023	June 30, 2024
	RMB	RMB	RMB	RMB	RMB
Net cash (used in)/provided by operating activities	(21,181)	637,697	1,750,540	(651,158)	2,388,237

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024	June 30, 2023	June 30, 2024
	RMB	RMB	RMB	RMB	RMB
Loss from operations	(1,277,683)	(818,596)	(585,135)	(2,652,344)	(1,403,731)
Add:
Share-based compensation expenses	300,814	264,586	259,479	561,548	524,065
Amortization expense related to intangible assets acquired through business acquisitions	48,151	41,776	41,776	96,302	83,552

Adjusted loss from operations	(928,718)	(512,234)	(283,880)	(1,994,494)	(796,114)

Net loss	(1,548,132)	(764,631)	(608,149)	(2,177,777)	(1,372,780)
Add:
Share-based compensation expenses	300,814	264,586	259,479	561,548	524,065
Amortization expense related to intangible assets acquired through business acquisitions	48,151	41,776	41,776	96,302	83,552
Income tax related to intangible assets acquired through business acquisitions	(5,625)	(5,407)	(5,407)	(11,250)	(10,814)
Loss/(gain) on fair value change in investments in publicly traded companies	186,687	(13,186)	41,311	(181,233)	28,125
Loss/(gain) on repurchase of convertible senior notes	54,043	20,980	—	(282,442)	20,980

Adjusted net loss	(964,062)	(455,882)	(270,990)	(1,994,852)	(726,872)

Net loss/(income) attributable to noncontrolling interests	1,425	16,086	(551)	3,384	15,535

Adjusted net loss attributable to the Bilibili Inc.’s shareholders	(962,637)	(439,796)	(271,541)	(1,991,468)	(711,337)

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results (Continued)

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024	June 30, 2023	June 30, 2024
	RMB	RMB	RMB	RMB	RMB
Adjusted net loss per share, basic	(2.33)	(1.06)	(0.65)	(4.83)	(1.71)
Adjusted net loss per ADS, basic	(2.33)	(1.06)	(0.65)	(4.83)	(1.71)
Adjusted net loss per share, diluted	(2.33)	(1.06)	(0.65)	(4.83)	(1.71)
Adjusted net loss per ADS, diluted	(2.33)	(1.06)	(0.65)	(4.83)	(1.71)
Weighted average number of ordinary shares, basic	413,446,005	415,274,340	416,287,273	412,013,005	415,780,807
Weighted average number of ADS, basic	413,446,005	415,274,340	416,287,273	412,013,005	415,780,807
Weighted average number of ordinary shares, diluted	413,446,005	415,274,340	416,287,273	412,013,005	415,780,807
Weighted average number of ADS, diluted	413,446,005	415,274,340	416,287,273	412,013,005	415,780,807